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Via EDGAR and Express Delivery


December 29, 2006

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
100 First Street, N. E.
Washington, D. C. 20549


RE:  U. S. Physical Therapy, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2005
     Form 10-Q for the Nine Months Ended September 30, 2006
     File No. 001-11151

Dear Mr. Rosenberg:

This letter is in response to your letter dated December 8, 2006, to U.S. Physical Therapy (the "Company") transmitting the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") relating to the above referenced Form 10-K and Form 10-Q. The following corresponds to the comment in your letter:

Form 10-Q -- September 30, 2006
Item 1. Financial Statements, page 3
1. Basis of Presentation and Significant Accounting Policies, page 7 Minority Interests, page 8

RESPONSE:

After considering your letter, and discussion with our independent auditors, we believe that the Company's accounting under SFAS 123 (R) is correct but that our statement in the referenced financial footnote needs to be expanded. We will modify our disclosure in prospective filings.

The Therapist Limited Partners ("TLP") have a profit interest in their individual clinics. The TLP are entitled only to the profit sharing which is recorded as compensation expense or minority interest expense as incurred, based on the date of the formation of the partnership, pre or post January 18, 2001, and the inherent risk taken by the TLP.

For those partnerships established after January 18, 2001 ("Post EITF 00-23 Partnerships"), the profit interest does fall within SFAS 123 (R) and the Company has accounted for accordingly. Partnerships formed prior to January 18, 2001 ("Pre EITF 00-23 Partnerships") are accounted for under SFAS No. 94.

The Post EITF 00-23 Partnerships profit interest is captured within the "Clinic operating costs: Salaries and related costs" line item in the income statement and "Current liabilities: Accrued expenses" in the balance sheet. The profit interest is a cash settled liability. The amount due and payable to the TLP is calculated, accrued and paid monthly. The requisite service has been rendered up to the date of the liability calculation for the profit interest (as cited in paragraph 74 of SFAS 123 (R) attached) and there is no vesting nor future service to be rendered to have earned the current calculated liability. As the liability is determined based on the requisite monthly service period, the current liability results in the fair value measurement of the profit interest through the reporting date. In all cases, the profit interest is settled monthly in cash or accrued until such time as the entity has a sufficient cash balance for payment.

The following characteristics of the profit interest were considered in our review:

     o The TLP agreements provide the partner therapist with a profit interest which typically ranges from 20% to 35%. The accounting for each partnership is done pursuant to the terms of the individual agreement.

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     o    The profit interest held by the TLP for Post 00-23 Partnerships, who are also salaried employees, are in substance, compensation plans or profit sharing arrangements as normally the TLP obtain their interest for a small amount of consideration and at little risk.

     o The TLP are not personally liable for funds advanced to the partnership; however, the TLP do not begin receiving profit distributions until the respective partnership has paid off any debt and the clinic or clinics are generating sufficient free cash flow to make profit sharing payments.

     o The requisite service period is a month. We accrue the profit interest as a current liability and re-measure it on a monthly basis. Profit sharing distributions are paid monthly and settled in cash.

The profit interest meets the definition of "share-based payment (or compensation) arrangement" included in paragraph E1 of SFAS 123 (R) (a copy of that paragraph is included in Attachment A). Since these arrangements are settled in cash they are properly accounted for as a liability in accordance with paragraph 32 of SFAS 123 (R) (paragraph is included and marked in Attachment A). The liabilities related to the profit interest are measured and recorded monthly as incurred. Any differential between its fair value (amount to be settled in cash) and the recorded accrued liability amount is recognized at that time (refer to marked paragraphs 36, 37 and 50 of SFAS 123 (R) in Attachment A).

Unlike equity derivatives such as stock options or restricted shares, the TLP profit interest is not convertible into stock. Upon termination of employment of a TLP the individual is entitled to the calculated amount of the undistributed profits interest (which has already been expensed). As general partner, the Company can dissolve the partnership at its sole discretion. In 2006, the Company has closed seven TLP clinics. While the Company has the right to acquire each TLP interest no purchases of Post EITF 00-23 Partnerships clinics has occurred.

In prospective filings we will expand our financial footnote disclosure as follows:

         On January 1, 2006, the Company adopted the provisions of SFAS 123 (R), which replaces EITF 00-23 in relation to the recording of compensation expense for partnerships formed after January 18, 2001 in situations where the TLP have minimal risk. SFAS 123 (R) requires that this compensation be recorded as a liability based award and measured each reporting period at fair value. The initial recognition of the compensation liabilities, as of January 1, 2006, did not result in any adjustment to our financial statements as the compensation liability subsequent to the adoption of the provisions of SFAS 123 (R) was equivalent to that recorded at December 31, 2005. The liability is determined on a monthly basis such that the current liability is the fair value measurement of the profit interest payable in cash for the service rendered through the liability's estimation date. There are no additional service requirements beyond the monthly period.

We acknowledge the following:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions. Thank you.

Sincerely,


Lawrance McAfee
Chief Financial Officer


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                                  ATTACHMENT A
                       Selected Paragraphs of SFAS 123 (R)


Paragraph E -- 1 Share-based payment (or compensation) arrangement - An arrangement under which (a) one or more suppliers of goods or services (including employees) receive awards of equity shares, equity share options, or other equity instruments or (b) the entity incurs liabilities to suppliers (1) in amounts based, at least in part, on the price of the entity's shares or other equity instruments or (2) that require or may require settlement by issuance of the entity's shares. For purposes of this Statement, the term shares includes various forms of ownership interest that may not take the legal form of securities (for example, partnership interests), as well as other interests, including those that are liabilities in substance but not in form. Equity shares refers only to shares that are accounted for as equity.

Paragraph 32. Options or similar instruments on shares shall be classified as liabilities if (a) the underlying shares are classified as liabilities or (b) the entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets.....

Paragraph 36. At the grant date, the measurement objective for liabilities incurred under share-based compensation arrangements is the same as the measurement objective for equity instruments awarded to employees as described in paragraph 16. However, the measurement date for liability instruments is the date of settlement. Accordingly, liabilities incurred under share-based payment arrangements are remeasured at the end of each reporting period until settlement.

Paragraph 37. A public entity shall measure a liability award under a share-based payment arrangement based on the award's fair value remeasured at each reporting date until the date of settlement. Compensation cost for each period until settlement shall be based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date) in the fair value of the instrument for each reporting period. Illustration 10 (paragraphs A127--A133) provides an example of accounting for an instrument classified as a liability using the fair-value-based method.

Paragraph 50. Changes in the fair value (or intrinsic value for a nonpublic entity that elects that method) of a liability incurred under a share-based payment arrangement that occur during the requisite service period shall be recognized as compensation cost over that period. The percentage of the fair value (or intrinsic value) that is accrued as compensation cost at the end of each period shall equal the percentage of the requisite service that has been rendered at that date. Changes in the fair value (or intrinsic value) of a liability that occur after the end of the requisite service period are compensation cost of the period in which the changes occur. Any difference between the amount for which a liability award is settled and its fair value at the settlement date as estimated in accordance with the provisions of this Statement is an adjustment of compensation cost in the period of settlement. Illustration 10 (paragraphs A127--A133) provides an example of accounting for a liability award from the grant date through its settlement.

74. As of the required effective date, all public entities and those nonpublic entities that used the fair-value-based method for either recognition or disclosure under Statement 123, including such nonpublic entities that become public entities after June 15, 2005, shall adopt this Statement using a modified version of prospective application (modified prospective application). Under modified prospective application, this Statement applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. The compensation cost for that portion of awards shall be based on the grant-date fair value of those awards as calculated for either recognition or pro forma disclosures under Statement 123. Changes to the grant-date fair value of equity awards granted before the required effective date of this Statement are precluded.(33) The compensation cost for those earlier awards shall be attributed to periods beginning on or after the required effective date of this Statement using the attribution method that was used under Statement 123, except that the method of recognizing forfeitures only as they occur shall not be continued (paragraph 80). Any unearned or deferred compensation (contra-equity accounts) related to those earlier awards shall be eliminated against the appropriate equity accounts.